retail alcohol brewery agricult

Wehrloom Honey & Meadery

Honey Wine, Re-Discovered

WEHRLOOM.COM ROBBINSVILLE NORTH CAROLINA


Try a flight!
Aron Wehr
Co-founder of Wehrloom Honey

We started off as enthusiastic beekeepers, making everything honey. We loved the idea of honey wine, but couldn't find one that we liked, so we decided to make our own. We began crafting a premium beverage that was dry, lightly carbonated, gluten-free and simply refreshing.

Aron Wehr Co-Founder, Head Mead Maker @ Wehrloom Honey & Meadery

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Why you may want to support us...

1. $1M+ in lifetime revenue.
2. 25K+ customers, growing 22% year over year.
3. Sold in 50+ locations in Western North Carolina.
4. Mead is the next big craft beverage, with a new meadery opening every 3 days nationwide.
5. Opening Asheville's first taproom dedicated to serving mead.
6. Honeybee apiary with over 9 years experience.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Aron Wehr
Co-Founder, Head Mead Maker
Owned small businesses for over 2 decades. Partnered in a lawn care business in high school, owned a small tattoo shop, and own Wehrloom Honey today.

Jessica Wehr
Co-Founder
The bravest member of our team! Teaches 6th grade social studies during the week. Instrumental in developing recipes for our skin care line and our infused honeys. Oversees management of our beehives.

Rae Adams
Future Manager at Wehrloom-Asheville
Rae will be overseeing management of daily operations at Wehrloom AVL. Extensive knowledge in bar management. Sales rep of our mead over the past year and has superb customer service.

Garrett Corsair
Production Manager @ Wehrloom - Robbinsville
An instrumental part of the business since coming on with us 4 years ago. Now oversees our product manufacturing. Always available and up for any task, an expert on our unique processes.

Eric DeTorres
Assistant Mead Maker @ Wehrloom - Robbinsville

Why people love us

Mel Caldwell
Friend

Brilliant Business Owner, great guy
James Kelling Customer

Aron treat his workers and customers right. He works hard and has the only business in town that helps others by buying their product, (honey, home made products etc) at a living wage all while helping the environment. He will succeed.
Eric Reece

See more on Buzz

In the news

Wehrloom Honey Bee Farm
Visit the Wehrloom Honey store and farm to buy bee products and watch them at work in their hives, located in Robbinsville, NC.
November 10, 2019 @ romanticasheville.com

Wehrloom Honey in Robbinsville | Our State Magazine
At first glance, the pastel-colored boxes seem out of place in the rolling green hills of Graham County. But approach the columns of containers, stacked atop one another like wooden shoeboxes, and you'll hear a
May 28, 2018 @ ourstate.com

Downloads

AVL slidedeck.pdf

From our hundreds of beehives, we discover why our mead has so quickly become our top-seller.

Over the past nine years, Wehrloom has grown from our walkout basement into a manufacturing facility and retail store where we harvest and package honey, produce a full line of skin care products, beeswax candles, and a "winery" focusing on mead.


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First two hives 2011; Our hives today, 2019


DRY COUNTY DRY
PRETTY PEACH
BLACK "BEAR"-Y
Everybody Loves Ginger

Selection of bottled meads.

Why our mead sales are heading off the charts

We realized that most customers come in with an assumption that mead is thick, sweet, and super high in alcohol content, but our meads are different. Dry, lightly carbonated and full of unique flavor combinations, we are able to offer a refreshing retreat. Upon hitting the shelves in spring of 2017, we found ourselves in a constant race to keep up with demand. With projected growth of almost 40% this year, we feel it's the product to focus on and bring to market in downtown Asheville.


Everybody Loves a Ginger


Annual Mead Sales
$125K
$100K
$75K
$50K
$25K
2017
2018
2019

How we turn honey into money...

Honey is an expensive commodity. Brewers love to use it, but hate the cost. That's were being a beekeeper has a great value. We have access to honey that most don't. But what if you could add some of the purist mountain water to your honey and sell it for even more. At Wehrloom we're able to add 440% to the value of our most expensive raw material, honey, with a little fermentation magic and end up with a wonderful gluten-free adult beverage.


WEHRLOOM HONEY
Appalachian Mountain Honey
Wehrloom Special Blend
Sourwood Honey

Selection of local honey.


Value of Honey per Pound
$5.00
$14.00
$27.00
Wholesale
Retail
Mead

Our Next Steps...

Wehrloom Honey and Meadery is bringing the first taproom dedicated to serving mead to downtown Asheville in 2020. With it's thriving community, vibrant downtown, and easy access to the wonderful Southern Appalachians, we feel like it's already home.



Use of Funds

Most of the Funds will be used to scale production of our products. This will involve purchase of equipment, raw materials, and packaging to get us ready for increased sales. We'll also need to upfit our existing space and hire new employees.


WeFunder Fees
6.5%
Working Capital
7.5%
Marketing
7.5%
Employees
7.5%
Raw Materials
30.0%
Equipment
41.0%

Market Growth and Opportunities

Because our products appeal to both craft beer and cider drinkers we feel we can win market share from both of these growing categories. We feel our customers are aware of what they put in their bodies and are looking for a premium gluten-free beverage.


US Craft Beer Sales
$30B
$20B
$10B
2015
2016
2017
2018


US Craft Cider Sales
$600M
$400M
$200M
2013
2014
2015

But wait, what's Mead?

Well, we're glad you asked. While it's one of the world's oldest fermented beverages, we're not planning on serving anything dated. Our take on Mead is something new, something refreshing. We've pushed the boundaries and created a group of beverages that blurs the lines between beer and wine. Our mead is closest in character to cider and shares its gluten-free qualities, but not as sweet, and with a wider range of flavors. Instead of fermenting apples, we're fermenting honey. Our meads tend to present as light on the palate with a distinctive nose and like the rest of our product line are made using the most wholesome, natural ingredients possible. We are able to offer a product that's unique, yet approachable. One that has the ability to appeal to a wide range of customers, both beer lovers and wine connoisseurs. And most importantly, one that has patrons coming back for more.


WEHRLOOM
HONEY



Non-Negotiables...

These are the values that are important to us, that we're not willing to budge on.

1. We want to retain control of the company and continue to push it in the direction we envisioned. It's not that we don't want ideas or feedback, we absolutely do. We're passionate about Wehrloom and want to see it "bee" it's best.

2. We need to pay our employees a living wage and treat them well. Everyone deserves an opportunity to thrive not just survive.

3. We will not use any artificial flavors or colorings. We take pride in offering a high quality products. From our experience it takes high quality ingredients to make high quality finished products. Even if it costs a little more and makes our margins a little smaller, it's part of what our brand represents.

4. We feel it's necessary to continue to support local beekeepers and ensure that our main ingredient, honey, comes from this region.

5. We will continue to support rural communities, like Robbinsville, and keep production of our products in these areas, providing jobs where they're most needed.

6. We love nature and the environment. We have children and want them to have this beauty around them when they grow up. As such, we're dedicated to keeping a check on waste production, recycling, reusing, and using clean energy whenever possible.

Wehrloom - AVL

Imagine walking into our Asheville location. As you come in you realize the walls are lined with images of the forest. Colorful bee boxes support the bar tops and make up displays and shelving, giving a similar feel to our flagship Robbinsville location. We want you to have a small escape from the city and be able to sit back and enjoy a nice glass of mead in the woods with us.


215
265
337

Digital mockup of AVL taproom

What if our customers could participate?

We believe the best marketing is the kind that doesn't feel like marketing, but makes you feel included. As such, part of our marketing strategy is to get customers excited about the creation of new and exciting flavors. We plan to invite all mug club members to sign up for a once a month mead making event at our Asheville location. We'll bring some carboys and explore new flavor combination, and be there more as facilitators. We want the participants to have the final say. Who knows, maybe our next production mead will be born out of one of these events. Either way, most are going to come back and bring their friends to try the beverages they helped create.



Investor Q&A

− COLLAPSE ALL

What does your company do?

We're beekeepers, whose focus has shifted to making Mead. We maintain hundreds of hives of our own and support hundreds more through contract. We manufacture an entire line of skin care products. And last but certainly not least, we're accomplished mead makers. Making delicious beverages from the honey we collect is our passion.

Where will your company be in 5 years?

Wehrloom - Asheville is just the first step in our growth plan. We see it as a way to move our business model beyond our small town of Robbinsville located in the mountains with a population of less than 10K and let it thrive in a much bigger venue, Asheville, with a population of over 100K and annual visitors upwards of 10M, but what about an even bigger stage? Atlanta, GA is next on our radar and what we learn in Asheville will be invaluable.

Why did you choose this idea?

We started off as enthusiastic beekeepers, making everything honey. We loved the idea of honey wine, but couldn't find one that we liked, so we decided to make our own. We began crafting a premium beverage that was dry, lightly carbonated, gluten-free and simply refreshing.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The craft beverage scene in the entire country has really exploded, with a new meadery expected to open every three days nationwide in 2019, but yet there is no taproom in Asheville dedicated to mead. We believe mead is going to be the next big craft beverage. It's gluten-free, has a wide range of flavors, and is simply delicious. But as beekeepers we understand that the raw ingredients are expensive, only seasonally available, and still hard to come by in large quantities. We think this is truly the reason mead isn't readily available yet. We plan to change that soon, with your help.

What is your proudest accomplishment?

Wehrloom was able to secure permits to not only manufacture mead, but sell it in North Carolina's last truly dry county. This may not seem like a huge deal, but it took nearly two years of pouring over statutes issued by the state legislature and talking with countless government agencies. It finally came down to convincing the local officials that our product was in fact a value-added farm product. We have the grit and determination to face any obstacle, with a smile.

How far along are you? What's your biggest obstacle?

We scaled production last year to allow us an opportunity to begin self distributing this year and feel the upgrades we made will allow us to immediately move into a new market. We also built into our structure the ability to add more cellaring capacity with little needed other than more tanks. We've sold 24K+ bottles to date and plan to reach over 100K sold by the end of 2020. The biggest obstacle we face at this time is the access to the capital to make it happen. We're a fairly new company that is 100% owned by us, and have reinvested all profits to fund our growth. Moving into a second location will require more in startup funds than we have available.

Who are your competitors? Who is the biggest threat?

There are 12 permitted commercial meaderies in NC, most being in the central and eastern part of the state. None have a taproom in Asheville. We feel by scaling production again we will become the largest mead maker in the state. Most of our competitors make a product that is more wine like in character, often sweeter, and usually higher in alcohol content. Our competitors products are usually sold at a higher price point ranging from $14 to upwards of $25. We feel our products are more approachable from a price standpoint of $5 to $10, and we feel our dry, session meads are able to appeal to the wider market of beer and cider drinkers in terms of flavor and taste.

What do you understand that your competitors don't?

We're fortunate enough to have the experience of being full time beekeepers. This allows us access to honey resources that our competitors don't have. We know the beekeepers in this region and are able to communicate our needs with them. Honey tends to be more available to us and at better prices, allowing our products to be produced with better margins. We also understand the microbiology behind yeast health. This allows us to make our meads in a slightly different manner allowing quicker turn arounds on valuable tank space and overall greater production capacity.

How will you make money?

Our Asheville location will offer our honey and skin care lines for sale, but by and large it will be a taproom. Serving mead by the glass and in bottles to go will be our primary source of revenue. We hope to serve between 800 and 1000 customers weekly and predict that many will leave with a bottle of mead, honey or both to go. We anticipate average tickets to be between $12 and $25.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest threat would be having another meadery beat us to the punch. There are a few mead makers in the region. We don't feel this is likely, but it's certainly possible. Our plan is to move into Asheville strong and grow quickly. We want to be the largest meadery in the southeast and to get people thinking of us when they hear the word "mead".
The other threat would be a year with a poor honey crop. We feel by controlling the supply chain from the field to the fermentation tank we've mitigated this risk as much as possible. We're very conscious of always stockpiling honey on good years and remain partners with many local beekeepers already on contract.

What do you need the most help with?

Marketing our unique products will be the main area we'll need help honing. Many people are completely unfamiliar with mead or have a preconception that it's sweet. We need to change that assumption and tap into peoples more adventurous side.

What would you do with the money you raise?

If we raise $107k, our use of funds will be as follows:

41%: Purchasing equipment--fermenters and upgrading labeling machine.

30%: Raw materials (honey) and packaging (bottles, labels, caps).

7.5%: Hiring employees (manufacturing, mead makers).

7.5%: Marketing (ad spend and hosting events).

7.5%: Working capital/contingency planning

6.5%: Wefunder fee.